TYPE: RW

                           APPLICATION FOR WITHDRAWAL
                                       OF
                        CITRUS FINANCIAL SERVICES, INC.'S
                      REGISTRATION STATEMENT NO. 333-67613

         Citrus Financial Services, Inc., pursuant to 17 C.F.R. 230.477, files this application to withdraw its Registration Statement 333-67613, which was declared effective on May 3, 1999, as amended by Post-Effective Amendment No. 1 dated October 15, 1999, and Post-Effective Amendment No. 2 dated October 28, 1999.
         Citrus is withdrawing its Registration Statement because it no longer intends to sell the common stock registered therein due to current and foreseeable market conditions.

                                                 CITRUS FINANCIAL SERVICES, INC.



Date:     December 30, 1999                      By: /s/ John Cox, Jr.
        -----------------------                      -----------------
                                                         Josh Cox, Jr.,
                                                         President and Chief
                                                         Executive Officer